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             May 31, 2024

       Tobias Hestler
       Chief Financial Officer
       Haleon plc
       Building 5, First Floor
       The Heights
       Weybridge
       KT13 0NY
       United Kingdom

                                                        Re: Haleon plc
                                                            Form 20-F filed
March 15, 2024
                                                            File No. 001-41411

       Dear Tobias Hestler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services